Exhibit 99.1

Response Biomedical Obtains Special 510(k) U.S. FDA Clearance to Add Analytical Reactivity Information for the 2009 H1N1 Influenza A Virus to the RAMP® Influenza A/B Assay Package Insert

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 22, 2009--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that the Company has been granted a Special 510(k) U.S. FDA clearance for an update to the Company’s RAMP® Influenza A/B Assay Package Insert to include analytical reactivity information for a strain of the 2009 H1N1 virus cultured from positive respiratory specimens. The RAMP® Influenza A/B Assay is marketed in the United States by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test and is used to identify influenza A and B in human specimens.

Although the RAMP® Influenza A/B Assay has been shown to detect the 2009 influenza A (H1N1) virus in cultured isolates, the performance characteristics of this device with clinical specimens that are positive for the 2009 influenza A (H1N1) virus have not been established. The RAMP® Influenza A/B Assay can distinguish between influenza A and B viruses, but it cannot differentiate influenza subtypes.

“We are very cognizant of physicians’ needs to quickly diagnose influenza and improve patient care in light of a potential influenza pandemic,” said S. Wayne Kay, Chief Executive Officer. “This clearance further validates our technology and combined with our recent RSV clearance will give 3M additional tools to promote the 3M™ Rapid Detection platform to hospitals, which help play a critical role in diagnosing and containing any upper respiratory infection outbreak.”

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly-traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com